Exhibit 99.1

Nano Dimension Reports 2021 First Quarter Financial Results

with CEO Letter to Shareholders

Conference call to be held today at 9:00 a.m. EDT

Sunrise, Florida, May 20th, 2021 – Nano Dimension Ltd. (Nasdaq: NNDM), a leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, today announced financial results for the first quarter ended March 31, 2021.

Nano Dimension reported revenues of $811,000 for the first quarter of 2021. The Company ended the quarter with a cash and deposits balance of $1,471,014,000 (including short and long-term unrestricted bank deposits), while net loss for the first quarter was $9,314,000.

CEO MESSAGE TO SHAREHOLDERS:

Mr. Yoav Stern, Chief Executive Officer of Nano Dimension, commented:

“Our business plan is proceeding on schedule but uniquely to Nano Dimension, as I have explained to our supportive investors and shareholders while we have raised the capital, to comprehend Nano Dimension’s short-term advancements, one should look at our quarterly performance through a magnifying glass that can trifurcate our reported results among three orthogonal axes1 of intense yet temporarily perpendicular activities and developments:

●	First axis- the sale efforts of our existing early bird machines (DragonFly LDM) which are slowly recovering from a long corona-related hibernation.

●	The Second axis - our investment and expansion of our Product Development efforts, which are the main reason for the larger expense line, show a positive trend as we deploy capital as planned and promised, to accelerate R&D of material and printing technologies to advance the AME product line through the milestones of fitting market specifications.

●	The Third axis is our M&A efforts. The two recent acquisitions, which have been “in process” for approximately 6 months, and the additional prospects we are working on since H2/2020, do not yet reflect positively on our financial statements.

On the First axis, as we have stated before, the effects of the pandemic, which include slow vaccination processes and recurring closures (especially in Europe), are still affecting our ability to sell new machines. Our technology is in its early adoption stage, and technologically forward-thinking prospective customers have not been allowed to make large capital equipment purchases under their current COVID-19 budgetary limitations. Additionally, due to COVID-related restrictions we cannot visit the facilities of most potential future customers, which severely limits our marketing and sales efforts.

1 An orthogonal classification is one in which no item is a member of more than one group, that is, the classifications are mutually exclusive. Independent variables that affect a particular variable are said to be orthogonal if they are uncorrelated.

“It is important to note that academic institutions are moving more quickly than private enterprise in overcoming COVID-related restrictions in making large purchases of capital equipment. In fact, we just announced the sale of a DragonFly LDM® to the University of Quebec in Canada. We are also very focused on building our sales and marketing organizations in the U.S., Europe and Asia so that we are prepared to ramp our sales efforts as pandemic-related restrictions are lifted. Our Sales and Marketing efforts are expressed in our P&L statements under the line: “Sales and marketing expenses,” which have more than tripled over the same period last year.

Our product development efforts on the Second axis are reflected in our P&L statements in the line: “Research and development expenses,” which have more than doubled in comparison to Q1/2020.

“The evolution on the Third axis, our M&A activities, are manifested in the line “General and administrative expenses” in our P&L statements, which demonstrates more than tripled efforts, as we have recruited senior executive and business research personnel, in comparison to Q1/2020,” added Mr. Stern. “We see positive developments. After approximately 6 months of due diligence and negotiations, we have completed, at the end of April 2021, two exciting acquisitions:

●	“DeepCube’s Deep Learning/Machine Learning technology will move us generations ahead of the competition with technology that will result in a much higher performance of our machines, based on self-learning, self-improvements and self-correcting algorithms.

●	NanoFabrica, is one of the most unique DLP Micro-3D-Printing machines (Digital Light Processing) developers in the world. We are in the process of making introductions of its technology in the form of TERA 250 3D-printers to our mutual vertical market segments (Defense, Aerospace, Aviation, Advance Medical and Industrial).

The much larger European and American companies which we are negotiating with, have been in a temporary acquisition-prohibitive status. Under the travel restrictions of the last year, we, as a buyer, refuse to close any transaction without physically visiting the facilities and undergoing a fully responsible and in-depth face-to-face due diligence process.

We have laid the groundwork to pursue a deeper due diligence and finalize those processes, as COVID travel and other restrictions are lifted with those companies. An acquisition of any one or more of the U.S. or European companies we are evaluating is expected to leapfrog Nano Dimension into a leading market position as we were aiming at over the last 2 quarters.”

“In summary,” Mr. Stern concluded, “Within a reasonable amount of time, all 3 of the axes are going to lose their orthogonality, and slowly merge into one direction. Product activity, M&A and Go-To-Market thrusts, being built now to deliver future synergy and complementarity, are planned to gradually merge, leverage off of each other and fuel a mutually accelerated growth. The companies we have acquired and plan to procure are analyzed based on their ability to amalgamate with the marketing channels of the products we develop and the market presence we build now for our early product lines. All 3 axes of activity will continue, but in parallel-overlapping routes rather than perpendicularly, integrated into a clear direction and mutual goals while quickening the growth.

Nano Dimension’s vision is to transform the electronics industry into an environmentally friendly and economically efficient additive manufacturing INDUSTRY 4.0: Enabling one-industrial-step process for the conversion of digital designs into functioning electronic devices, on demand, anytime, anywhere. We are in an incredibly strong financial position and have laid the foundation for substantial future growth.”

FINANCIAL RESULTS:

First Quarter 2021 Financial Results

●	Total revenues for the first quarter of 2021 were $811,000, compared to $1,971,000 in the fourth quarter of 2020, and $702,000 in the first quarter of 2020. The decrease is attributed to continuing delays in sales of DragonFly systems, which the Company primarily attributes to the impact of COVID-19.

●	Research and development (R&D) expenses for the first quarter of 2021 were $3,732,000, compared to $3,725,000 in the fourth quarter of 2020, and $1,702,000 in the first quarter of 2020. The increase compared to the first quarter of 2020 is attributed to an increase in payroll expenses and share-based payment expenses, as well as increase in materials expenses.

●	Sales and marketing (S&M) expenses for the first quarter of 2021 were $2,713,000, compared to $2,373,000 in the fourth quarter of 2020, and $819,000 in the first quarter of 2020. The increase compared to the fourth quarter of 2020 is attributed to an increase in share-based payment expenses and an increase in marketing expenses. The increase compared to the first quarter of 2020 is attributed to an increase in share-based payment expenses, an increase in payroll expenses due to an increase in the number of employees and an increase in marketing expenses.

●	General and administrative (G&A) expenses for the first quarter of 2021 were $3,425,000, compared to $3,539,000 in the fourth quarter of 2020, and $1,035,000 in the first quarter of 2020. The increase compared to the first quarter of 2020 is attributed to an increase in share-based payment expenses.

●	Net loss for the first quarter of 2021 was $9,314,000, or $0.05 per share, compared to $17,439,000, or $0.20 per share, in the fourth quarter of 2020, and $2,074,000, or $0.32 per share, in the first quarter of 2020.

Balance Sheet Highlights

●	Cash and cash equivalents, together with short and long-term bank deposits totaled $1,471,014,000 as of March 31, 2021, compared to $670,934,000 as of December 31, 2020. The increase compared to December 31, 2020, mainly reflects proceeds received from the sale of American Depositary Shares representing the Company’s ordinary shares.

●	Shareholders’ equity totaled $1,469,665,000 as of March 31, 2021, compared to $667,116,000 as of December 31, 2020.

Conference call information

The Company will host a conference call to discuss these financial results today, May 20, 2021, at 9:00 a.m. EDT (4:00 p.m. IDT). U.S. Dial-in Number: 1-866-744-5399, Israel Dial-in Number: 972-3-9180692. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses the expected impact of the COVID-19 pandemic and the recovery of sales, the expected benefits from investments in its sales and marketing organizations, advancement of the AMWE product line through milestones, the expected benefits from and continuation of M&A efforts, and expected market position and accelerated growth. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

Unaudited Consolidated Statements of Financial Position as at

	March 31,		December 31,
	2020	2021	2020(*)
(In thousands of USD)	(Unaudited)	(Unaudited)
Assets
Cash and cash equivalents	4,509	1,099,057	585,338
Bank deposits	-	296,844	85,596
Restricted deposits	31	61	62
Trade receivables	1,482	999	713
Other receivables	609	972	1,126
Inventory	3,679	3,164	3,314
Total current assets	10,310	1,401,097	676,149

Bank deposits	-	75,113	-
Restricted deposits	366	391	406
Property plant and equipment, net	4,604	5,422	5,092
Right of use asset	2,459	4,103	3,169
Intangible assets	5,019	4,243	4,440
Total non-current assets	12,448	89,272	13,107
Total assets	22,758	1,490,369	689,256

Liabilities
Trade payables	756	1,654	776
Other payables	3,447	5,449	5,910
Total current liabilities	4,203	7,103	6,686

Liability in respect of government grants	937	754	850
Lease liability	1,834	3,277	2,618
Liability in respect of warrants and rights of purchase	464	9,570	11,986
Total non-current liabilities	3,235	13,601	15,454
Total liabilities	7,438	20,704	22,140

Equity
Share capital	12,219	375,594	257,225
Share premium and capital reserves	65,216	1,211,920	518,426
Treasury shares	(1,509)	(1,509)	(1,509)
Presentation currency translation reserve	1,431	1,431	1,431
Accumulated loss	(62,037)	(117,771)	(108,457)
Total equity	15,320	1,469,665	667,116
Total liabilities and equity	22,758	1,490,369	689,256

(*) The December 31, 2020 balances were derived from the Company’s audited annual financial statements.

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	For the Three-Month Period Ended March 31,		For the Year ended December 31,
	2020	2021	2020(*)

Revenues	702	811	3,399

Cost of revenues	415	352	1,563

Cost of revenues - amortization of intangible	193	197	771

Total cost of revenues	608	549	2,334

Gross profit	94	262	1,065

Research and development expenses, net	1,702	3,732	9,878

Sales and marketing expenses	819	2,713	6,597

General and administrative expenses	1,035	3,425	20,287

Operating loss	(3,462)	(9,608)	(35,697)

Finance income	1,426	818	446

Finance expense	38	524	13,243

Total comprehensive loss	(2,074)	(9,314)	(48,494)

Basic loss per share (after 1:50 reverse split effective June 29, 2020)	(0.32)	(0.05)	(1.13)

(*) The December 31, 2020 balances were derived from the Company’s audited annual financial statements.

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium and capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total equity

For the Three months ended March 31, 2021:
Balance as of January 1, 2021	257,225	518,426	(1,509)	1,431	(108,457)	667,116
Issuance of ordinary shares, net	114,024	682,322	--	--	--	796,346
Exercise of warrants and options	4,345	(1,415)	--	--	--	2,930
Share-based payments	--	12,587	--	--	--	12,587
Net loss	--	--	--	--	(9,314)	(9,314)

Balance as of March 31, 2021	375,594	1,211,920	(1,509)	1,431	(117,771)	1,469,665